HECO Exhibit 12.2

Hawaiian Electric Company, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31	2012	2011	2010	2009	2008
(dollars in thousands)

Fixed charges
Total interest charges	$62,056	$60,031	$61,510	$57,944	$54,757
Interest component of rentals	2,690	2,152	1,857	2,499	2,211
Pretax preferred stock dividend requirements of subsidiaries	1,467	1,468	1,461	1,452	1,458

Total fixed charges	$66,213	$63,651	$64,828	$61,895	$58,426

Earnings
Net income attributable to HECO	$100,356	$101,066	$ 77,669	$ 80,526	$ 93,055
Fixed charges, as shown	66,213	63,651	64,828	61,895	58,426
Income taxes (see note below)	61,048	61,584	46,868	47,776	55,763
Allowance for borrowed funds used during construction	(4,355)	(2,498)	(2,558)	(5,268)	(3,741)

Earnings available for fixed charges	$223,262	$223,803	$186,807	$184,929	$203,503

Ratio of earnings to fixed charges	3.37	3.52	2.88	2.99	3.48

Note:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$76,594	$65,988	$48,053	$48,212	$56,307
Income tax benefit relating to results from nonregulated activities	(15,546)	(4,404)	(1,185)	(436)	(544)

	$61,048	$61,584	$46,868	$47,776	$55,763